Exhibit 99.2

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1.	Name of company	2.	Name of director
	CADBURY SCHWEPPES PLC		KENNETH GEORGE HANNA

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of an non-beneficial interest	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
	DIRECTOR'S OWN HOLDING		KENNETH GEORGE HANNA 250,090

5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)	6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
	SEE 3 ABOVE		ACQUISITION OF SHARES THROUGH PARTICIPATION IN THE COMPANY’S ALL-EMPLOYEE SHARE INCENTIVE PLAN, PURSUANT TO A CONTRACT DATED OUTSIDE THE CLOSE PERIOD IN RESPECT OF SHARE DEALINGS.

7.	Number of shares acquired	8.	Percentage of issued class	9.	Number of shares disposed	10.	Percentage of issued class
	30 (ALL DEFERRED INTO TRUST)		N/A		N/A		N/A

11.	Class of security	12.	Price per share	13.	Date of transaction	14.	Date company informed
	ORDINARY SHARES OF 12.5P EACH		£ 4.505		13 SEPTEMBER 2004		13 SEPTEMBER 2004

15.	Total holding following this notification			16.	Total percentage holding of issued class following this notification
	250,120				0.01%

If a director has been granted options by the company please complete the following boxes.

17.	Date of grant	18.	Period during which or date on which exercisable
	N/A		N/A

19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved: class, number
	N/A		N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22.	Total number of shares or debentures over which options held following this notification
	N/A		N/A

23.	Any additional information	24.	Name of contact and telephone number for queries
	THE DIRECTOR IS ALSO A POTENTIAL BENEFICIARY UNDER THE QUEST AND IS DEEMED TO BE INTERESTED IN 120,945 SHARES, WHILST THEY ARE HELD IN TRUST.		JE HUDSPITH 020-7830 5179

25.	Name and signature of authorised company official responsible for making this notification
	J M SUNDERLAND CHAIRMAN

	Date of notification 14 SEPTEMBER 2004